SUNSTRONG CAPITAL HOLDINGS, LLC Consolidated Financial Statements December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018 (With Independent Auditors’ Report Thereon)

SUNSTRONG CAPITAL HOLDINGS, LLC Consolidated Financial Statements Table of Contents Page Independent Auditors’ Report 1 Consolidated Financial Statements: Consolidated Balance Sheets 2 Consolidated Statements of Comprehensive (Loss) Income 3 Consolidated Statements of Changes in Members’ Equity 4 Consolidated Statements of Cash Flows 5 Notes to Consolidated Financial Statements 6

KPMG LLP Suite 1400 55 Second Street San Francisco, CA 94105 KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Independent Auditors’ Report The Members SunStrong Capital Holdings, LLC: We have audited the accompanying consolidated financial statements of SunStrong Capital Holdings, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of comprehensive (loss) income, changes in members’ equity, and cash flows for the years then ended and the period from November 5, 2018 (inception) to December 31, 2018, and the related notes to the consolidated financial statements. Management’s Responsibility for the Financial Statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditors’ Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SunStrong Capital Holdings, LLC and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended and the period from November 5, 2018 (inception) to December 31, 2018, in accordance with U.S. generally accepted accounting principles. San Francisco, California March 29, 2021

SUNSTRONG CAPITAL HOLDINGS, LLC Consolidated Balance Sheets December 31, 2020 and 2019 Assets 2020 2019 Current assets: Cash and cash equivalents $ 40,504,760 54,846,162 Restricted cash, current portion 16,031,336 17,883,869 Operating lease receivables, net 11,143,981 9,780,571 Service contract receivables, net 4,954,894 2,225,228 Finance lease receivables, current portion, net 6,291,172 4,325,263 Other current assets 13,566,693 9,602,711 Total current assets 92,492,836 98,663,804 Restricted cash, net of current portion 82,590,378 62,852,403 Finance lease receivable, net of current portion, net 478,732,486 499,796,167 Solar power systems, net 860,415,935 654,213,995 Deferred lease costs and other noncurrent assets 17,379,913 19,268,487 Total assets $ 1,531,611,548 1,334,794,856 Liabilities and Members’ Equity Current liabilities: Accounts payable and accrued liabilities $ 14,846,554 15,109,502 Accounts payable to affiliates, current portion 6,482,185 4,357,362 Deferred revenue, current portion 5,836,240 4,540,710 Derivative liability, current portion — 1,754,012 Nonrecourse debt financing, current portion 20,693,756 28,127,347 Total current liabilities 47,858,735 53,888,933 Deferred revenue, net of current portion 46,885,806 35,581,758 Accounts payable to affiliates, net of current portion 107,776,253 83,463,925 Derivative liability, net of current portion 13,245,454 15,895,526 Nonrecourse debt financing, net of current portion 1,000,797,377 820,912,881 Total liabilities 1,216,563,625 1,009,743,023 Members’ equity: Equity attributable to members 26,800,490 51,705,702 Accumulated other comprehensive loss (7,640,060) (3,239,138) Noncontrolling interests 295,887,493 276,585,269 Total members’ equity 315,047,923 325,051,833 Total liabilities and members’ equity $ 1,531,611,548 1,334,794,856 See accompanying notes to consolidated financial statements. 2

SUNSTRONG CAPITAL HOLDINGS, LLC Consolidated Statements of Comprehensive (Loss) Income Years ended December 31, 2020 and 2019 and the period from November 5, 2018 (inception) to December 31, 2018 2020 2019 2018 Revenue: Interest on finance lease receivables $ 43,556,004 42,152,268 6,136,571 Operating leases 43,284,113 41,465,401 5,866,323 Service contract revenue 20,394,857 3,901,340 — Sales of solar systems — — 11,343,620 Rebates and other 20,170,485 14,722,337 1,916,880 127,405,459 102,241,346 25,263,394 Cost of revenue: Depreciation 26,097,559 17,980,094 2,644,010 Asset management fees 18,781,342 15,542,846 2,441,024 Cost of solar systems sold — — 7,057,441 Other 2,000,890 2,344,018 1,025,940 46,879,791 35,866,958 13,168,415 Gross profit 80,525,668 66,374,388 12,094,979 Operating expenses 15,940,115 17,446,568 1,621,311 Income from operations 64,585,553 48,927,820 10,473,668 Interest expense 62,713,754 49,883,656 6,247,370 Loss on termination of financing obligations 3,115,680 — 18,440,005 Unrealized loss on interest rate swaps 2,445,517 6,554,707 3,111,293 Loss on lease terminations, net 1,808,196 7,447,951 — Other expense, net 2,638,663 730,084 422,146 Loss before income taxes (8,136,257) (15,688,578) (17,747,146) Income taxes — — — Net loss (8,136,257) (15,688,578) (17,747,146) Net (income) loss attributable to noncontrolling interests (6,810,068) 29,174,392 22,479,242 Net (loss) income attributable to members (14,946,325) 13,485,814 4,732,096 Other comprehensive loss – unrealized loss on interest rate swaps, net (4,400,922) (3,239,138) — Comprehensive (loss) income attributable to members $ (19,347,247) 10,246,676 4,732,096 See accompanying notes to consolidated financial statements. 3

SUNSTRONG CAPITAL HOLDINGS, LLC

Statement of Changes in Members' Equity

Years ended December 31, 2020 and 2019 and the period from November 5, 2018 (inception) to December 31, 2018

	SunPower	HA Member	Equity attributable to members	Accumulated other comprehensive loss	Noncontrolling interests	Total
Balances, November 5, 2018	$ 9,684,390	10,000,000	19,684,390	—	231,614,133	251,298,523
Contributions	—	—	—	—	4,288,443	4,288,443
Distributions	—	(868,512)	(868,512)	—	(10,592,077)	(11,460,589)
Net income (loss)	2,413,369	2,318,727	4,732,096	—	(22,479,242)	(17,747,146)
Balances, January 1, 2019	12,097,759	11,450,215	23,547,974	—	202,831,257	226,379,231
Contributions	3,169,548	3,032,968	6,202,516	—	93,139,874	99,342,390
Distributions	—	—	—	—	(54,956,706)	(54,956,706)
Noncontrolling interests in acquired entities	—	—	—	—	77,110,937	77,110,937
Redemption of noncontrolling interests	4,319,393	4,150,005	8,469,398	—	(12,365,701)	(3,896,303)
Net income (loss)	6,877,765	6,608,049	13,485,814	—	(29,174,392)	(15,688,578)
Other comprehensive loss	—	—	—	(3,239,138)	—	(3,239,138)
Balances, January 1, 2020	26,464,465	25,241,237	51,705,702	(3,239,138)	276,585,269	325,051,833
Contributions	214,259	138,117	352,376	—	161,067,737	161,420,113
Distributions	(9,038,673)	(21,625,122)	(30,663,795)	—	(125,409,161)	(156,072,956)
Redemption of noncontrolling interests	10,379,791	9,972,741	20,352,532	—	(23,166,420)	(2,813,888)
Net income (loss)	(7,622,625)	(7,323,700)	(14,946,325)	—	6,810,068	(8,136,257)
Other comprehensive loss	—	—	—	(4,400,922)	—	(4,400,922)
Balances, December 31, 2020	$ 20,397,217	6,403,273	26,800,490	(7,640,060)	295,887,493	315,047,923

See accompanying notes to consolidated financial statements.

4

SUNSTRONG CAPITAL HOLDINGS, LLC

Consolidated Statements of Cash Flows

Years ended December 31, 2020 and 2019 and the period from November 5, 2018 (inception) to December 31, 2018

		2020	2019	2018
Cash flows from operating activities:				
Net loss	$	(8,136,257)	(15,688,578)	(17,747,146)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Depreciation		26,097,559	17,980,094	2,644,010
Amortization of debt issuance costs		1,939,386	2,695,142	448,867
Impairment of solar power systems		714,683	—	—
Loss on termination of financing obligations		3,115,680	—	18,440,005
Unrealized loss on interest rate swaps		2,445,517	6,554,707	3,111,293
Loss on lease terminations		1,808,196	7,447,951	—
Changes in operating assets and liabilities:				
Lease receivables		17,202,391	18,225,578	(15,202,863)
Solar power systems to be leased under sales-type leases		—	—	28,524,978
Service contract receivables		(2,730,169)	(1,566,399)	—
Deferred lease costs and other assets		932,487	999,557	1,380,923
Accounts payable and accrued expenses		19,460,938	(8,565,068)	(60,275,153)
Deferred lease revenue		13,020,992	3,915,474	752,723
Other current assets		(3,881,143)	2,587,567	(1,501,258)
Net cash provided by (used in) operating activities		71,990,260	34,586,025	(39,423,621)
Cash flows from investing activities:				
Payments for solar power systems		(216,968,779)	(130,725,414)	(7,047,934)
Acquisition of membership interest in SSCA3, net of cash acquired		—	16,397,243	—
Acquisition of membership interest in 8p3 Holdings, net of cash acquired		—	(45,768)	—
Investment in unconsolidated LLC		—	(218,913)	—
Net cash used in investing activities		(216,968,779)	(114,592,852)	(7,047,934)
Cash flows from financing activities:				
Proceeds from nonrecourse debt financing, net of issuance cost		423,427,106	116,568,403	437,969,666
Repayment of nonrecourse debt financing		(277,875,742)	(44,124,003)	(379,236,084)
Equity contributions		161,420,113	99,342,390	4,288,443
Equity distributions		(155,635,030)	(59,141,005)	(1,118,585)
Redemption of noncontrolling interests		(2,813,888)	(3,896,303)	—
Net cash provided by financing activities		148,522,559	108,749,482	61,903,440
Net increase in cash, cash equivalents and restricted cash		3,544,040	28,742,655	15,431,885
Cash, cash equivalents and restricted cash at beginning of period		135,582,434	106,839,779	91,407,894
Cash, cash equivalents and restricted cash at end of period	$	139,126,474	135,582,434	106,839,779
Cash paid during the period for:				
Interest	$	51,233,002	40,212,486	1,863,245
Noncash activities:				
Accrued equity distributions	$	6,595,631	6,157,705	10,342,004
Accrual for purchases of solar power systems		24,889,758	84,463,636	5,486,320
Paid-in-kind interest		11,454,988	7,088,065	—

See accompanying notes to consolidated financial statements.

5

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018 6 (Continued) (1) The Company SunStrong Capital Holdings, LLC (the Company) was initially formed on July 10, 2018 and 100% owned by SunPower Corporation (SunPower). At various dates through November 5, 2018, SunPower Capital, LLC (SunPower Capital), a wholly owned subsidiary of SunPower, transferred 100% of its managing member interests in the majority of its residential lease portfolios to wholly owned subsidiaries of the Company. Because these transfers were made between entities under common control, the assets and liabilities transferred were recorded by the Company at the historical carrying amounts of the transferring entity. On November 5, 2018, SunPower entered into an agreement with HA SunStrong Capital LLC (HA Member), a subsidiary of Hannon Armstrong Sustainable Infrastructure Capital, Inc. (HASI), to acquire, operate, finance, and maintain a portfolio of residential rooftop or ground-mounted solar photovoltaic electric generating systems (Solar Assets). Pursuant to the terms of the Purchase and Sale Agreement (PSA), SunPower sold to HA Member membership units representing a 49% membership interest in the Company. The Company and its direct and indirect subsidiaries offer a solar lease program, in partnership with third-party financial institutions, which allows its residential customers to obtain SunPower systems under lease agreements for terms of up to 20 years, in the North America residential market. The Company forms or acquires membership interests in various subsidiaries to expand its portfolio of Solar Assets. Limited liability companies (LLCs) are formed in accordance with the laws of the state in which they are organized. An LLC is generally an unincorporated association of one or more persons and its members have limited personal liability for the obligations or debts of the entity. An LLC can elect to be taxed as a corporation or partnership for federal income tax purposes. The Company has elected to be taxed as a corporation. (2) Summary of Significant Accounting Policies (a) Principles of Consolidation The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and include the accounts of the Company, its subsidiaries, and its subsidiaries’ jointly owned partnerships (Partnerships) in which the Company holds controlling interests, as determined under consolidation accounting guidelines. Intercompany transactions and balances have been eliminated in consolidation. To ascertain whether the Company is required to consolidate an entity, management determines whether the entity is a variable interest entity (VIE) and if the Company is the primary beneficiary in accordance with the accounting guidance. Factors considered in determining whether the Company is the VIE’s primary beneficiary include the decision making authority of each member, which member manages the day-to-day operations of the entity, and each member’s obligation to absorb losses or right to receive benefits from the entity in relation to that of the other members. The Company is deemed to be the primary beneficiary of a VIE when the Company has the power to direct the activities that most directly impact the economic performance of the VIE and the Company is required to absorb losses or has a right to receive benefits that are significant to the VIE.

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018 7 (Continued) (b) Financial Statements Periods Presented The consolidated balance sheets have been presented for the years ended December 31, 2020 and 2019, and the related consolidated statements of comprehensive (loss) income, changes in members’ equity, and cash flows have been presented for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018. On November 5, 2018, SunPower and HA Member entered into an Amended and Restated Limited Liability Company Operating Agreement (the Operating Agreement) that resulted in the operation of the Company as a joint venture entity. Management has determined that November 5, 2018 is the appropriate inception date for the consolidated financial statements as this is the date when the Company became a joint venture entity. (c) Management Estimates The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these consolidated financial statements include allowances for doubtful lease and service contract receivables; estimates for future cash flows and economic useful lives of solar power systems and other long-lived assets; and the fair values and residual values of solar power systems. Actual results could materially differ from those estimates. (d) Adoption of ASC Topic 842, Leases In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, Leases (ASC Topic 842), which supersedes the existing guidance for lease accounting (ASC Topic 840). In July 2018, the FASB issued several ASUs to clarify and improve certain aspects of the new lease standard including, among many other things, the rate implicit in the lease, variable payments that depend on an index or rate, and methods of transition including an optional transition method to continue recognizing and disclosing leases entered into prior to the adoption date under ASC Topic 840. Effective January 1, 2019, the Company adopted ASC 842 using the optional transitional method for all leases that existed at or commenced before that date. The Company elected to apply the practical expedients in ASC Topic 842 and therefore: 1) did not reassess expired contracts for presence of lease components, and if it was already concluded that such contracts had lease components, then the classification of the respective lease components was not re-assessed; 2) did not re-assess initial direct costs for any existing leases; 3) used hindsight for determining the lease term for all leases for which ASC 842 has been applied; 4) elected not to separate the lease and non-lease components; 5) elected not to apply the recognition and measurement requirements of the new guidance to short-term leases; and

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018 8 (Continued) 6) did not assess whether existing or expired land easements that were not previously assessed under legacy guidance on leases are or contain a lease under the new guidance. Upon adoption of ASC Topic 842, the Company’s solar energy system leases no longer meet the criteria for lease accounting, as the Company’s contracts do not allow the customer to direct the use of the underlying solar energy system. As a result, the Company will account for any arrangements entered into on or after January 1, 2019 as contracts with customers pursuant to ASC Topic 606, Revenue from Contracts with Customers. Solar energy contracts entered into on or before December 31, 2018 continue to be accounted for as operating or sales-type leases. (e) Cash and Cash Equivalents Highly liquid investments with original or remaining maturities of ninety days or less at the date of purchase are considered cash equivalents. At December 31, 2020 and 2019, cash and cash equivalents include balances held at banks. Such cash deposits periodically exceed the Federal Deposit Insurance Corporation insured limit for each account. It is the Company’s policy to invest with high credit quality financial institutions. (f) Contracts with Customers Service contract revenue represents solar services which allow residential customers to obtain continuous access to solar power systems under contracts for terms of up to 20 years. The Company recognizes service contract revenue evenly over the time performance obligations are satisfied over the contract term. (g) Leasing Activities (i) Revenue Recognition Homeowner leases are classified as either sales-type leases or operating leases in accordance with the relevant accounting guidelines. For those systems classified as sales-type leases, the net present value of the minimum lease payments, net of executory costs, is recognized as revenue when the lease is placed in service. This net present value as well as the net present value of the residual value of the lease at termination are recorded as finance lease receivables in the consolidated balance sheets. The difference between the initial net amounts and the gross amounts is amortized to revenue over the lease term using the interest method. The residual values of the Company’s solar systems are determined at the inception of the lease and are generally based on the estimated fair value of the lease at inception. For those systems classified as operating leases, rental revenue is recognized, net of executory costs, on a straight-line basis over the term of the lease. (ii) Solar Power Systems Leased Solar power systems leased to residential customers under operating leases are stated at cost, less accumulated depreciation and are depreciated to their estimated residual value using the straight-line method over the life of the lease term of up to 20 years.

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018 9 (Continued) (iii) Deferred Lease Costs Initial direct costs for sales-type leases are recognized as cost of sales when the solar power systems are placed in service. Initial direct costs for operating leases are capitalized and amortized over the term of the related customer lease agreements. (iv) Finance Lease Receivables Finance lease receivables are generated by solar power systems leased to residential customers under sales-type leases. Finance lease receivables represent gross minimum lease payments to be received from customers and the systems’ estimated residual value, net of unearned income and an allowance for estimated losses. The Company recognizes an allowance for losses on lease receivables in an amount equal to the probable losses net of recoveries. (v) Deferred Revenue Payments received in advance for executory costs are deferred and amortized to other revenue ratably over the life of the lease. (h) Solar Power Systems Solar power systems are stated at cost, less accumulated depreciation and are depreciated to their estimated residual value using the straight-line method over the term of the customer contract or lease of up to 20 years. The residual values of the Company’s solar systems are determined at the inception of the contract or lease and are generally based on the estimated fair value of the system at inception. Construction in process represents systems that are under installation or which have not been interconnected. Systems included in construction in process are not depreciated until systems are placed in service. (i) Impairment of Long-lived Assets The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. If the estimate of future undiscounted net cash flows is insufficient to recover the carrying value of the assets over the remaining estimated lives, the Company records an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. (j) Rebates Some residential solar systems qualify for local and state rebates. The Company records a rebate receivable when the qualifying system is placed in service. The benefit for rebates on sales-type leases is recognized as revenue when the system is placed in service. The benefit for rebates on operating leases and service contracts is recognized as deferred revenue and amortized to rebate revenue ratably over the life of the lease.

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018 10 (Continued) (k) Income Taxes The Company is a multiple-member limited liability corporation that has elected to be treated as a C-Corporation for federal income tax purposes. Accordingly, the Company is subject to U.S. federal income taxes at regular corporate rates on its net taxable income. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when it is not more likely than not that some portion or all deferred tax assets will be realized. ASC Topic 740, Income Taxes, establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the financial statements as more likely than not to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely than-not criterion, based on the largest benefit that is more than 50% likely to be realized. In accordance with this accounting standard, management has analyzed the Company’s inventory of tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction) and has concluded that the Company has no uncertain tax positions. (l) Restricted Cash Restricted cash consists of cash reserved in accordance with the terms of the nonrecourse debt financing agreements for interest and principal payments, collection of certain rebates, and the Company’s purchase options with respect to the noncontrolling interests. The following table provides a reconciliation of cash, cash equivalents and restricted cash: 2020 2019 Cash $ 40,504,760 54,846,162 Restricted cash, current portion 16,031,336 17,883,869 Restricted cash, net of current portion 82,590,378 62,852,403 $ 139,126,474 135,582,434

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018 11 (Continued) (m) Fair Value Measurements Fair value is defined as the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. U.S. GAAP establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical assets and liabilities are available in active markets; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for assets and liabilities; and Level 3, for assets and liabilities that do not fall into Level 1 or Level 2 and for which little or no market data exists, therefore requiring the Company to develop its own assumptions. The carrying values of cash, cash equivalents, restricted cash, accounts receivable, and accounts payable approximate their respective fair values due to their short-term maturities. Derivative instruments (note 6) consist of interest rate swap agreements with various bank counterparties. The valuations of the interest rate swap agreements are determined using a discounted cash flow analysis of the expected cash flows of each agreement. These interest rate swaps are over-the-counter contracts and are classified as Level 2 instruments within the fair value hierarchy. The fair value of the Company’s long-term debt (note 5) is measured based on a discounted cash flow model that estimates the present value of the future loan payments by discounting such payments using market interest rates currently offered for debt with similar maturities and terms. These inputs are classified as Level 2 within the fair value hierarchy. (n) Noncontrolling Interests Noncontrolling interests represent the portions of members’ equity in consolidated subsidiaries that are not attributable, directly or indirectly, to the Company. The holders of noncontrolling interests in the Company include third-party investors (Investor Members) under the tax equity financing facilities. The Company has entered into arrangements with third-party investors under which the investors hold noncontrolling interests in the Partnerships, which are controlled and consolidated by the Company. The net assets of the Partnerships are attributed to the controlling and noncontrolling interests based on the terms of the governing contractual arrangements. The Company uses the hypothetical liquidation at book value (HLBV) method to attribute members’ equity to the controlling and noncontrolling interests as this method most closely mirrors the economics of the governing contractual arrangements. Under the HLBV method, the Company allocates recorded income (loss) to each investor based on the change during the reporting period in the amount of members’ equity each investor is entitled to under the governing contractual arrangements in a liquidation scenario. (o) Reclassifications Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no impact on comprehensive (loss) income as previously reported.

SUNSTRONG CAPITAL HOLDINGS, LLC
Notes to Consolidated Financial Statements
December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018

(p) Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) and subsequent amendment to the initial guidance: ASU 2018-19 (collectively, Topic 326). Topic 326 requires measurement and recognition of expected credit losses for financial assets held. The amendment applies to entities which hold financial assets and net investments in leases that are not accounted for at fair value through net income as well as loans, debt securities, accounts receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. Topic 326 is effective for nonpublic entities and public business entities that are not SEC filers beginning in 2023, with early adoption permitted. The Company is currently evaluating the impact of the provisions of ASU 2016-13 on the consolidated financial statements and disclosures.

(3) Purchase Accounting

On June 14, 2019, the Company, SPWR SunStrong Holdings LLC and HA Terrier Acquisition LLC acquired the membership interests of 8point3 Solar InvestCo 3 Holdings, LLC (8p3 Holdings), a company that owns and operates a portfolio of residential solar assets. The Company paid $2,815,000 for a 10% controlling financial interest. This acquisition has been accounted for as a business combination. Accordingly, the purchase price of $28,150,000 was allocated to the assets acquired, including intangible assets, and liabilities assumed based on their estimated fair values at the date of acquisition.

The following table presents the fair values of assets and liabilities acquired as of June 14, 2019 (in thousands):

Restricted cash	$	2,769
Solar power systems		36,488
Finance lease receivables		46,090
Other assets		408
Accounts payable and accrued liabilities		(1,677)
Nonrecourse debt financing		(52,677)
Derivative liability		(3,251)
	$	28,150

On September 27, 2019, the Company acquired 100% of the membership interests of SunStrong Capital Acquisition 3 LLC (SSCA3) from SunPower Capital. SSCA3 owns and operates a portfolio of residential solar assets and owns 100% interest of a controlling Class B Managing member interest in a tax equity partnership with an investor member, whose interest is presented as a noncontrolling interest. This acquisition has been accounted for as a business combination. The assets acquired and liabilities assumed are based on their estimated fair values at the date of acquisition.

12 (Continued)

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018 13 (Continued) The following table presents the fair values of assets and liabilities acquired as of September 27, 2019 (in thousands): Cash, cash equivalents, and restricted cash $ 16,397 Solar power systems 94,953 Finance lease receivables 18,990 Accounts receivable and other assets 2,460 Accounts payable and other liabilities (9,358) Nonrecourse debt financing (71,666) Noncontrolling interests (51,776) $ — (4) Partnerships Pursuant to the respective Partnership operating agreements, the members have commitments to make capital contributions to the Partnerships, up to specified maximum amounts. The contributions are used by the Partnerships to acquire solar power systems from SunPower Capital. Managing member entities are wholly owned subsidiaries of the Company that are created for the purpose of managing the activities of the Partnerships and serving as consolidation vehicles for the Company. The managing member entities make capital contributions to the Partnerships on behalf of the Company and record the Company’s allocation of Partnership income or loss related to the investor members’ noncontrolling interests. The Partnerships are set up as flip structures; returns are allocated substantially to the investor member initially, and then “flipped” to the managing member once a specified amount of time has elapsed. The Company holds options to purchase the noncontrolling interests in the Partnerships from the investor members after a given period of time, typically 5 to 6 years after all solar power systems have been sold into the Partnerships. For some Partnerships, the investor members hold a right to sell their interests to the Company, if the Company does not exercise the purchase option, at a price determined as the lesser of a fixed amount or the fair market value at the time the option is exercised. During the years ended December 31, 2020 and 2019, as purchase options became exercisable for certain funds, the Company exercised its option to buy out noncontrolling interests with a carrying value of $23.2 million and $12.4 million, respectively, for total consideration of $2.8 million and $3.9 million, respectively. The difference between the consideration paid by the Company and the carrying amount of the noncontrolling interest was recognized directly in member’s equity, which reflects the members’ increased ownership in the Partnerships’ net assets.

SUNSTRONG CAPITAL HOLDINGS, LLC
Notes to Consolidated Financial Statements
December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018

(5) Third Party Financing Arrangements

Nonrecourse debt financing consists of the following as of December 31, 2020 and 2019:

Borrowing entity	Maximum principal amount	Date issued	Maturity date	Interest rate	Debt outstanding 2020	Debt outstanding 2019
SunStrong Capital Acquisition OF, LLC and SunStrong Capital Acquisition 3, LLC [1,2]	$ 146,714,000	1/13/2020	1/13/2045	11.66 %	$ 55,257,579	—
Borrowed Sunshine, LLC and Borrowed Sunshine II, LLC	216,216,000	1/13/2020	1/13/2040	4.09 %	211,706,817	—
Ultralight 2 Residential Solar, LLC	132,000,000	9/17/2020	9/17/2040	4.25 %	12,200,409	—
Ultralight 2 Mezzanine Borrower, LLC [1]	59,400,000	9/17/2020	9/17/2065	3.50 %	23,237,310	—
Ultralight 2 Mezzanine Borrower, LLC [1,2,3]	38,000,000	9/17/2020	3/31/2047	11.00 %	—	—
Ultralight Mezzanine Borrower, LLC [1,2]	33,000,000	6/6/2019	6/5/2044	11.50 %	27,942,965	5,550,000
Ultralight Mezzanine Borrower, LLC [1]	45,000,000	6/6/2019	6/5/2039	3.50 %	49,759,951	32,349,674
Ultralight Residential Solar, LLC	113,000,000	6/6/2019	6/5/2039	Based upon lenders' weighted average rates	99,201,732	34,354,273
8Point3 Solar InvestCo 3, LLC	63,525,063	6/26/2018	6/26/2025	LIBOR + Margin (2.25%–2.5%)	48,094,017	51,896,244
8Point3 Solar InvestCo 3, LLC [1,2]	30,696,662	6/14/2019	12/31/2037	10.30 %	29,848,204	30,237,653
SunStrong Capital Acquisition 3, LLC [1,2]	37,300,000	4/12/2019	4/11/2044	11.50 %	—	25,134,942
Borrowed Sunshine II, LLC	55,000,000	1/31/2019	7/31/2021	LIBO + Margin (1.75%–2.5%)	—	47,390,152
Borrowed Sunshine, LLC	170,000,000	1/5/2018	1/4/2022	LIBO + Margin 1.75%–3.75%)	—	113,344,255
SunStrong Capital Acquisition, LLC [1,2]	110,500,000	8/10/2018	8/10/2043	12.00 %	32,695,168	30,068,670
SunStrong Capital Acquisition OF, LLC [1,2]	32,000,000	11/5/2018	11/5/2043	11.75 %	—	32,360,672
SunStrong Capital Acquisitions, LLC [1,2]	80,385,000	11/28/2018	8/10/2043	12.00 %	87,078,852	81,335,303
SunStrong 2019-1 Issuer, LLC[4]	400,000,000	11/28/2018	11/1/2048	5.68 %	366,930,803	382,240,458
Total nonrecourse debt financing					1,043,953,807	866,262,296
Unamortized deferred issuance costs					(22,462,674)	(17,222,068)
Nonrecourse debt financing, net					1,021,491,133	849,040,228
Current portion, net of debt issuance costs					(20,693,756)	(28,127,347)
Nonrecourse debt financing, net of current portion					$ 1,000,797,377	820,912,881

[1] Accrued interest may be capitalized into the loan principal.

[2] Mandatory repayment in the event of excess cash flows as defined in the loan agreement.

[3] No draws have been made on the loan as of December 31, 2020.

[4] SunStrong 2019-1 Issuer, LLC will be the sole obligor of the ABS Notes and the ABS Notes will not be an obligation of the Company or any of its other subsidiaries.

As of December 31, 2020, and 2019, the aggregate carrying value and fair value of nonrecourse debt is as follows:

	2020 Carrying value	2020 Fair value	2019 Carrying value	2019 Fair value
Total nonrecourse debt	$ 1,043,953,807	1,063,599,434	866,262,296	876,193,690

14

(Continued)

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018 15 (Continued) As of December 31, 2019, certain subsidiary entities were parties to various loan agreements with multiple lenders. On January 13, 2020, these loans totaling $218.3 million were repaid with the proceeds from new mezzanine and senior debt and the Company recognized a loss on debt extinguishment of $3.1 million. As of November 5, 2018, certain subsidiary managing member entities and Partnerships were parties to various loan agreements with multiple lenders. On November 28, 2018, the loans were repaid with the proceeds from the ABS Notes and the Company recognized a loss on debt extinguishment of $18.4 million. As of December 31, 2020, future principal payments due under the loans are as follows: 2021 $ 22,619,922 2022 36,048,497 2023 33,355,237 2024 39,553,661 2025 41,985,207 Thereafter 870,391,283 $ 1,043,953,807 (6) Derivative Financial Instruments The Company recognizes all derivative instruments on the balance sheets at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive (loss) income if a derivative is designated as a cash flow hedge. As of December 31, 2020 and 2019, the Company had non-designated interest rate swap agreements with aggregate notional values of $69.0 million and $230.2 million, respectively, and interest rate swap agreements designated as cash flow hedges with aggregate notional values of $255.2 million and $255.2 million, respectively. These swap agreements allow the Company to effectively convert floating rate payments into fixed rate payments periodically over the life of the agreements. These derivatives have a maturity term of more than 12 months. All changes in the fair value of non-designated interest rate swap agreements are recognized immediately in current period earnings. The effective portion of a cash flow hedge is reclassified into interest expense when hedged transactions are recognized in the consolidated statements of comprehensive (loss) income. The fair value of the swaps of $13.2 million and $17.6 million is included in derivative liability as of December 31, 2020 and 2019, respectively. During the years ended December 31, 2020 and 2019 and the period from November 5, 2018 (inception) to December 31, 2018, the Company recognized $2.4 million, $6.6 million, and $3.1 million, respectively, of unrealized losses on interest rate swaps in earnings. The Company analyzes its designated interest rate swaps quarterly to determine if the hedge remains effective. The Company may discontinue hedge accounting prospectively if certain conditions are no longer met, the swap is terminated or exercised, or if the Company elects to remove the cash flow hedge designation. As of December 31, 2020 and 2019, the unrealized loss in accumulated other comprehensive loss was $7.6 million and $3.2 million, respectively.

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018 16 (Continued) (7) Sales-Type Leases As of December 31, 2020 and 2019, the Company’s net investment in sales-type leases, presented in finance lease receivables, net on the consolidated balance sheets, consists of the following: 2020 2019 Gross minimum lease payments receivable $ 847,713,076 910,748,594 Unguaranteed residual value 93,476,923 94,480,712 Unearned income (442,785,854) (489,854,991) Finance lease receivables 498,404,145 515,374,315 Allowance for doubtful accounts (13,380,487) (11,252,885) Finance lease receivables, net 485,023,658 504,121,430 Current portion (6,291,172) (4,325,263) Noncurrent portion $ 478,732,486 499,796,167 As of December 31, 2020, future gross minimum lease payments receivable for sales-type leases are as follows: 2021 $ 53,197,924 2022 52,340,635 2023 52,804,803 2024 53,279,937 2025 53,767,102 Thereafter 582,322,675 Total $ 847,713,076 During the years ended December 31, 2020 and 2019 and the period from November 5, 2018 (inception) to December 31, 2018, the allowance for doubtful accounts increased by $2.1 million, $2.0 million, and $0.3 million, respectively.

SUNSTRONG CAPITAL HOLDINGS, LLC
Notes to Consolidated Financial Statements
December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018

(8) Solar Power Systems

Solar power systems consist of the following at December 31, 2020 and 2019:

	2020	2019
Solar power systems leased under operating leases	$ 452,222,334	452,106,724
Solar power systems with related service contracts	381,495,416	180,381,679
Construction in process	153,676,967	122,086,151
Less accumulated depreciation	(126,978,782)	(100,360,559)
	$ 860,415,935	654,213,995

The following table presents the Company's future minimum rental receipts on operating leases placed in service as of December 31, 2020.

2021	$ 42,493,640
2022	42,038,708
2023	42,093,098
2024	42,201,988
2025	42,322,798
Thereafter	435,779,161
	$ 646,929,393

The following table presents the Company's future minimum receipts on solar service contracts as of December 31, 2020.

2021	$ 25,072,502
2022	24,985,177
2023	25,107,477
2024	25,232,554
2025	25,360,137
Thereafter	371,075,467
	$ 496,833,314

17 (Continued)

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018 18 (Continued) (9) Deferred Revenue Deferred revenue consists of the following at December 31, 2020 and 2019: 2020 2019 Deferred lease and service contract revenue $ 14,585,223 13,697,159 Deferred rebate revenue 37,334,394 25,573,096 Deferred executory cost revenue 769,372 819,155 Other 33,057 33,058 Total 52,722,046 40,122,468 Current portion (5,836,240) (4,540,710) Noncurrent portion $ 46,885,806 35,581,758 (10) Income Taxes Income taxes are recognized for the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets are established for the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. The effects of income taxes are measured based on enacted tax laws and rates. Based on the Company’s current period taxable loss and fully reserved net deferred tax asset position, there is no provision for income taxes included in the statements of comprehensive (loss) income for the years ended December 31, 2020 and 2019 and the period from November 5, 2018 (inception) to December 31, 2018. The significant components of deferred tax assets and liabilities as of December 31, 2020 and 2019 are as follows: 2020 2019 Deferred tax assets: Net operating loss carryforward $ 125,238,241 68,580,892 Capital leases 48,812,078 67,688,679 Property and equipment 44,855,819 61,216,249 Interest expense 17,255,106 15,154,980 Investment in partnerships 3,930,468 32,653,425 Other 1,731,528 1,719,188 Total deferred tax assets 241,823,240 247,013,413 Valuation allowance (241,823,240) (247,013,413) Net deferred taxes $ — —

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018 19 (Continued) At December 31, 2020, the Company had net operating losses (NOL) totaling $413 million, to be carried forward indefinitely to offset future taxable income. The Company does not believe the net operating loss will be limited under Internal Revenue Code (IRC) Section 382 and believes it will also be available for state income tax purposes subject to state carryforward limitations. IRC Section 382 limits the utilization of net operating loss in years subsequent to an owner shift based upon the value of the Company at the date of the owner shift. The Company has not undertaken a detailed study in connection with IRC Section 382 in order to determine if there is any limitation of the utilization of its net operating loss carryforward. The 2017 Tax Cuts and Jobs Act revised the use of net operating loss carryforwards and limits them to 80% of taxable income each year but removed the limitation on years carried forward. The provision for income taxes reflects the establishment of a full valuation allowance against deferred tax assets as of December 31, 2020 and 2019. Accounting Standards Codification Topic 740 Income Taxes requires management to evaluate its deferred tax assets on a regular basis to reduce them to an amount that is realizable on a more likely than not basis. During the years ended December 31, 2020 and 2019 and the period from November 5, 2018 (inception) to December 31, 2018, the valuation allowance (decreased) increased by approximately ($5.2 million), ($29.2 million), and $2.5 million, respectively, due to continuing operations. In determining the provision for income taxes, net deferred tax assets, liabilities and valuation allowances, management is required to make judgments and estimates related to projections of profitability, the timing and extent of the utilization of net operating loss carryforwards and applicable tax rates. Judgments and estimates related to these projections and assumptions are inherently uncertain; therefore, actual results could differ materially from the projections. The Company’s provision for income taxes for the years ended December 31, 2020 and 2019, and the period from November 5, 2018 (inception) to December 31, 2018, differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 21% to income before taxes primarily as a result of net operating losses and the change in the valuation allowance. Accordingly, the Company’s effective federal and state income tax rate is 0%. (11) Members’ Equity On November 5, 2018, SunPower and HASI entered into an Amended and Restated Limited Liability Company Operating Agreement (the Operating Agreement) that resulted in the operation of the Company as a joint venture entity. Under the Operating Agreement, SunPower and HASI are given equal governing rights and all major decisions, including among others, approving or modifying the budget, terminating service providers, incurring indebtedness, refinancing any existing loans, declaring distributions, commencing or settling any claims, require unanimous consent. The Company shall distribute to the Members all distributable cash, on a quarterly basis, pro rata in proportion to each Member’s respective interest, subject to any restrictions under any applicable financing, hedging, or other agreement (including the Mezzanine Loan Agreements). Under the Operating Agreement, SunPower is entitled to certain Special Distributions related to the proceeds from SREC Capital Contribution Reimbursements, Credit Agricole and Mezzanine Loans as defined in the Operating Agreement.

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018 20 (Continued) (12) Related Party Transactions SunPower has offered SunStrong certain substantive, nonstandard indemnifications related to cash flow losses arising from a recapture of California property taxes on account of a change in ownership, recapture of federal tax attributes and cash flow losses from leases that do not generate the promised savings to homeowners. SunPower Capital (the Developer), a wholly owned subsidiary of SunPower Corporation, Systems (SunPower Systems), which is in turn wholly owned by SunPower, enters into solar agreements with residential homeowners to supply and install electricity-generating solar panel systems on the rooftops of their homes and to provide electricity interconnection to generate electricity from the solar panels. The Company, through certain of its subsidiary Partnerships, has elected to purchase a number of these systems (subject to the associated leases or service contracts) from the Developer. SunPower Capital Services, LLC, (SunPower Services), a wholly owned subsidiary of the Developer, also provides lease servicing to the Company’s lease portfolios for a specified fee. Such fees totaled $6.6 million, $5.2 million, and $1.0 million for the years ended December 31, 2020 and 2019 and the period from November 5, 2018 (inception) to December 31, 2018, respectively. The Partnerships have entered into operation and maintenance agreements with SunPower Systems, under which SunPower Systems provides maintenance services for the lease portfolios for a specified fee. Such fees totaled $11.5 million, $9.7 million, and $1.4 million for the years ended December 31, 2020 and 2019, and the period from November 5, 2018 (inception) to December 31, 2018, respectively. SunPower Systems also provides solar power system performance guarantees under the customer lease contracts. On November 5, 2018, SunPower Services and the Company entered into a Management Agreement whereby SunPower Services will provide all day-to-day management with respect to the Solar Assets, including but not limited to administrative, collection and other management services, monitoring, operational performance and maintenance of the Solar Assets by the maintenance services provider, administering communications with and providing reporting to Investor Members with respect to their investments in the Solar Assets, and compliance with the respective obligations of the Company’s subsidiaries with the related project documents. Such fees totaled $0.7 million, $0.5 million, and $0.0 million for the years ended December 31, 2020 and 2019, and the period from November 5, 2018 (inception) to December 31, 2018, respectively. Unpaid amounts related to the above transactions are included in accounts payable to affiliates in the accompanying consolidated balance sheets. Lease servicing fees and operations and maintenance services fees are included in asset management fees in the accompanying consolidated statements of comprehensive (loss) income. (13) Commitments and Contingencies From time to time, the Company may become involved in claims and other legal matters arising from the ordinary course of business. Management is not currently aware of any matters that will have a material effect on the financial position, results of operations, or cash flows of the Company.

SUNSTRONG CAPITAL HOLDINGS, LLC Notes to Consolidated Financial Statements December 31, 2020 and 2019, and for each of the years then ended and the period from November 5, 2018 (inception) to December 31, 2018 21 (14) Risks and Uncertainties Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company’s operations. These circumstances may continue for an extended period of time, and may have an adverse impact on economic conditions. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual companies, are not known. The extent of the impact to the operations of the Company will depend on future developments, which are highly uncertain and cannot be predicted. (15) Subsequent Events The Company has evaluated subsequent events through March 29, 2021, the date the consolidated financial statements were available to be issued, and determined there are no other items to disclose.